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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934.

EXEGENICS INC.
(Name of Subject Company (Issuer))

FOUNDATION GROWTH INVESTMENTS LLC
EI ACQUISITION INC.
(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.01 PER SHARE
SERIES A CONVERTIBLE PREFERRED STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

301610 (Common Stock)
(CUSIP not applicable for Preferred Stock)
(CUSIP Number of Class of Securities)

TERRY ROBBINS
FOUNDATION GROWTH INVESTMENTS, LLC
EI ACQUISITION INC.
225 WEST WASHINGTON STREET
SUITE 2320
CHICAGO, ILLINOIS 60606
(312) 551-9900
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing person)

WITH A COPY TO:

TIMOTHY R. M. BRYANT
MCDERMOTT, WILL & EMERY
227 WEST MONROE STREET
CHICAGO, ILLINOIS 60606
(312) 372-2000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fees

$6,633,643*	$537*

*
The transaction value is estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of 15,673,286 shares of common stock, par value $0.01 per share, and 910,822 Series A Convertible Preferred Stock, par value $0.01 per share (the "Shares"), of Exegenics, Inc., a Delaware corporation (the "Company"), at the tender price of $0.40 of total per share net to the seller in cash, without interest thereon. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended by Fee Rate Advisory #11, effective February 25, 2003, equals $80.90 per $1,000,000 of the value of the transaction.

☐
CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing Party:	Not applicable.
Date Filed:	Not applicable.
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒
  third-party tender offer subject to Rule 14d-1.

  ☐
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION

        This Tender Offer Statement on Schedule TO (the "Schedule TO") is filed by EI Acquisition Inc., a Delaware corporation, and Foundation Growth Investments LLC, a Delaware limited liability company (collectively, "Purchaser"). This Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share, and all outstanding shares of Series A Convertible Preferred Stock, par value $0.01 per share, of eXegenics, Inc., a Delaware corporation (the "Company"), at a purchase price of $0.40 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 29, 2003 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.

        Except as set forth below, the information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all items of this Schedule TO.

ITEM 1:    SUMMARY TERM SHEET

        See the section of the Offer to Purchase captioned "Summary Term Sheet".

ITEM 2:    SUBJECT COMPANY INFORMATION

(a)	See the section of the Offer to Purchase captioned "Certain Information Concerning eXegenics".
(b)	See the section of the Offer to Purchase captioned "Introduction".
(c)	See the section of the Offer to Purchase captioned "Price Range of Shares; Dividends".

ITEM 3:    IDENTITY AND BACKGROUND OF FILING PERSON

(a)
See the sections of the Offer to Purchase captioned "Certain Information Concerning EI Acquisition and Foundation Growth Investments LLC" and "Special Factors—Conflicts of Interest" and Schedule I to the Offer to Purchase ("Information Concerning Directors and Executive Officers of EI Acquisition and Foundation Growth Investments LLC").
(b)
See the section of the Offer to Purchase captioned "Certain Information Concerning EI Acquisition and Foundation Growth Investments LLC" and Schedule I to the Offer to Purchase ("Information Concerning Directors, Executive Officers and Managers of EI Acquisition and Foundation Growth Investments LLC").
(c)
See the section of the Offer to Purchase captioned "Certain Information Concerning EI Acquisition and Foundation Growth Investments LLC" and Schedule I to the Offer to Purchase ("Information Concerning Directors and Executive Officers of EI Acquisition and Foundation Growth Investments").

ITEM 4:    TERMS OF THE TRANSACTION

(a)
See the sections of the Offer to Purchase captioned "Summary Term Sheet", "Introduction", "The Offer—Terms of the Offer", "The Offer—Acceptance for Payment and Payment for Shares", "The Offer—Procedure for Tendering Shares", "The Offer—Rights of Withdrawal", "The Offer—Certain Federal Income Tax Consequences of the Offer" and "The Offer—Certain Conditions of the Offer".

ITEM 5:    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a)
See the sections of the Offer to Purchase captioned "Certain Information Concerning EI Acquisition and Foundation Growth Investments LLC", and Schedule I to the Offer to Purchase ("Information Concerning Directors, Executive Officers and Managers of EI Acquisition and Foundation Growth Investments LLC").
(b)	See the sections of the Offer to Purchase captioned "Certain Information Concerning EI Acquisition and Foundation Growth Investments LLC".

ITEM 6:    PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS

(a) and (c)(1)-(7)	See the sections of the Offer to Purchase captioned "Introduction" and "The Offer".

ITEM 7:    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a), (b) and (d)	See the section of the Offer to Purchase captioned "The Offer—Source and Amount of Funds".

ITEM 8:    INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a)
See the section of the Offer to Purchase captioned "Introduction", and Schedule I to the Offer to Purchase ("Information Concerning Directors, Executive Officers and Managers of EI Acquisition and Foundation Growth Investments LLC").

ITEM 9:    PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

(a)	See the sections of the Offer to Purchase captioned "Introduction" and "The Offer—Fees and Expenses".

ITEM 10:    FINANCIAL STATEMENTS

(a)	The financial statements of the Purchaser are not material to the Offer.
(b)	Pro forma financial statements of the Purchaser are not material to the Offer.

ITEM 11:    ADDITIONAL INFORMATION

(a)(1)	See the section of the Offer to Purchase captioned "The Offer—Certain Information Concerning EI Acquisition and Foundation Growth Investments LLC".
(a)(2)	See the sections of the Offer to Purchase captioned "Introduction", "The Offer—Acceptance for Payment and Payment for Shares" and "The Offer—Certain Legal Matters".
(a)(3)	See the section of the Offer to Purchase captioned "The Offer—Certain Legal Matters".
(a)(4)	See the sections of the Offer to Purchase captioned "The Offer—Certain Effects of the Offer".
(a)(5)	None.
(b)	The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

ITEM 12:    EXHIBITS

EXHIBIT NUMBER	TITLE

(a)(1)	Offer to Purchase, dated May 29, 2003.
(a)(2)	Letter of Transmittal.
(a)(3)	Notice of Guaranteed Delivery.
(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(7)	Press Release dated May 29, 2003.
(b)	None.
(f)	Section 262 of the Delaware General Corporation Law (included as Schedule II to the Offer to Purchase filed herewith as Exhibit (a)(1)).
(g)	None.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EI ACQUISITION, INC.
By:	/s/ TERRY ROBBINS Name: Terry Robbins Title: Treasurer
FOUNDATION GROWTH INVESTMENTS LLC
By:	Foundation Growth Management, LLC Its: Member
	By:	/s/ TERRY ROBBINS Name: Terry Robbins Title: Manager
Dated: May 29, 2003

EXHIBIT INDEX

EXHIBIT NUMBER	TITLE
(a)(1)	Offer to Purchase, dated May 29, 2003
(a)(2)	Letter of Transmittal.
(a)(3)	Notice of Guaranteed Delivery.
(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(7)	Press Release dated May 29, 2003.
(b)	None.
(f)	Section 262 of the Delaware General Corporation Law (included as Schedule II to the Offer to Purchase filed herewith as Exhibit (a)(1)).
(g)	None.

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INTRODUCTION
  ITEM 1: SUMMARY TERM SHEET
  ITEM 2: SUBJECT COMPANY INFORMATION
  ITEM 3: IDENTITY AND BACKGROUND OF FILING PERSON
  ITEM 4: TERMS OF THE TRANSACTION
  ITEM 5: PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
  ITEM 6: PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS
  ITEM 7: SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
  ITEM 8: INTEREST IN SECURITIES OF THE SUBJECT COMPANY
  ITEM 9: PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED
  ITEM 10: FINANCIAL STATEMENTS
  ITEM 11: ADDITIONAL INFORMATION
  ITEM 12: EXHIBITS
SIGNATURE
EXHIBIT INDEX